  EXHIBIT 99.1

NXT Energy Solutions Completes Data Acquisition for SFD Survey

CALGARY, AB / ACCESS Newswire / December 4, 2025 / NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD)(OTCQB:NSFDF) has successfully completed the data acquisition phase in Pakistan for its current SFD® survey with AL-Haj Enterprises Private Limited (“AEPL”). NXT’s interpretations and recommendations are expected to be delivered to AEPL by the end of January 2026. The aircraft is returning to Canada for its scheduled maintenance in preparation for future SFD® surveys.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 - 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “accelerate”, “advance”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “preparation”, “propose”, “schedule”, “shall”, “unlock”, “will” or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the delivery of SFD® survey results for AEPL and timing of future SFD® surveys. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024, and MD&A for the three months ended September 30, 2025, which have been filed electronically on SEDAR+ located at www.sedarplus.ca. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

SOURCE: NXT Energy Solutions, Inc.